UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON BRISTOL INVESTMENT PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,134,743
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,134,743
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,134,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON WILLIAM J. “TREY” REIK III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,134,743
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,134,743
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,134,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47009M103

1	NAME OF REPORTING PERSON PETER L. GETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,134,743
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,134,743
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,134,743
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 47009M103

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to shares of the Common Stock, no par value (the “Shares”), of Jaguar Mining Inc., a company organized under the laws of Ontario (the “Issuer”).  The address of the principal executive offices of the Issuer is 125 North State Street, Concord, New Hampshire, USA 03301.

Item 2.	Identity and Background.

(a)           This statement is filed jointly by Bristol Investment Partners, LLC, a Delaware limited liability company (“Bristol Investment”), William J. “Trey” Reik III and Peter L. Getz.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Each of Messrs. Reik and Getz is a managing member of Bristol Investment.  By virtue of his position as Chief Investment Officer of Bristol Investment, Mr. Reik has the power to vote and dispose of the Issuer’s Shares owned by Bristol Investment.

(b)           The principal business address of Bristol Investment and each of Messrs. Reik and Getz is 777 Post Road, 2nd Floor, Darien, CT 06820.

(c)           The principal business of Bristol Investment is serving as an investment manager of certain managed accounts and acquiring, holding and disposing of investments in various companies.  The principal occupation of each of Messrs. Reik and Getz is acting as a managing member of Bristol Investment.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Reik and Getz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 7,134,743 Shares owned by Bristol Investment, all of which are held in certain managed accounts, is approximately $45,845,757, including brokerage commissions.  The Shares owned by Bristol Investment were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule A, which is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP NO. 47009M103

On November 16, 2011, the Issuer acknowledged in a press release that it had received unsolicited acquisition proposals over the past few weeks and announced that the Issuer’s board of directors (the “Board”) has determined to initiate a strategic process to explore alternatives to maximize shareholder value.   That same day, various media outlets reported that Shandong Gold (“Shandong”) had put forth an acquisition proposal to the Issuer for $9.30 per share in cash, or a 73 % premium to the Issuer’s previous day closing price.  Two days earlier, on November 14, 2011, the Issuer announced the appointment of John Andrews as a member of the Board.  On December 6, 2011, the Issuer announced that (i) Daniel Titcomb will be leaving his role as President and Chief Executive Officer effective as of such date and (ii) on an interim basis, the Chairman of the Board, Gary E. German, together with two other directors of the Issuer, Gil Clausen and John Andrews, will form a newly-created Office of the Chairman to fulfill the duties of the Chief Executive Officer.  These directors also constitute a Special Committee of the Board chaired by Mr. Clausen charged with oversight of the Issuer’s strategic process announced in November.  On December 15, 2011, the Issuer provided an update on the strategic review process, including the retention of financial and legal advisors.

The Reporting Persons have serious concerns regarding the recent series of events at the Issuer and have engaged, and intend to continue to engage, in private discussions with the Board to discuss these concerns.  Namely, the Reporting Persons’ concerns include the following:

•
The Reporting Persons question the diligence of the Special Committee in responding to the reported expressed interest from Shandong.  Given the prodigious 73% premium of the Shandong offer to the Issuer’s then current market valuation, the Reporting Persons are concerned about the lack of open communication with shareholders regarding the details of the Shandong offer and question whether the members of the Board are adequately fulfilling their fiduciary duties to shareholders in connection with their review of the Shandong offer and any other acquisition proposals.  The Reporting Persons further note that the Board only commenced a strategic review process after Shandong’s unsolicited offer was made public, as opposed to when it was first received.

•
The Reporting Persons question whether the interests of the Board remain fully aligned with the best interests of the Issuer’s shareholders in the ongoing strategic-review process.  In particular, the Reporting Persons observe that while members of the Board receive substantial compensation for their services as directors, the Board collectively lacks a significant vested interest in the Issuer.  The Reporting Persons further note that the Issuer’s 2011 Notice of Annual Meeting discloses that the members of the Board were granted “Cliff Share Appreciation Rights” entitling Directors “to a bonus payment if a change of control occurs at an offer price of $10.00 per share or more.”  In light of this and other compensation arrangements, the Reporting Persons question whether the Board’s interests are fully aligned with shareholders in reviewing and negotiating a potential transaction with Shandong.

CUSIP NO. 47009M103

•
The Reporting Persons are concerned that the recently created Office of the Chairman and Special Committee are constituted by the same three directors, one of whom has no prior experience in the affairs of the Issuer.  The Reporting Persons do not believe this arrangement lends itself to appropriate transparency and accountability in connection with the Issuer’s evaluation of strategic alternatives to maximize shareholder value.

•
The Reporting Persons are troubled that potential conflicts of interest may exist among the three directors serving in both the Office of the Chairman and the Special Committee.  Central to this concern is the fact that one of the directors, Mr. Andrews, appears to have been Mr. Clausen’s former boss at Stillwater Mining, was appointed to the Board two days before the Shandong acquisition offer surfaced (by a Corporate Governance Committee on which Mr. Clausen serves), has no prior experience or knowledge of the Issuer’s operations, and was curiously appointed to both the Office of the Chairman and Special Committee to operate the Issuer’s ongoing business while simultaneously evaluating the unsolicited offers.  Further, the Reporting Persons question the appropriateness of Mr. Clausen assuming such direct control over the Issuer’s ongoing operations and evaluation of the Issuer’s strategic alternatives while serving contemporaneously as President and Chief Executive Officer of Augusta Resource Corporation, a competing miner.

The Reporting Persons urge the Board to take the following actions without delay:

•
Reconstitute the Office of the Chairman and Special Committee such that they are not composed of identical directors, especially in the case of Mr. Andrews, who has no prior experience in the affairs of the Issuer.

•
Re-confirm and demonstrate the Board’s commitment to a fair and open strategic-review process by voiding immediately any outstanding standstill or confidentiality agreements in place with Shandong, thereby permitting Shandong to communicate its interests directly to the Board, its financial advisors, shareholders and the marketplace in general.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, developments with the strategic review process, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, both privately and publicly, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including seeking board representation or the annual election of directors) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 47009M103

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 84,409,648 Shares outstanding as of November 9, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 10, 2011.

As of the close of business on December 19, 2011, Bristol Investment beneficially owned 7,134,743 Shares held in certain managed accounts, constituting approximately 8.5% of the Shares outstanding.  As the managing members of Bristol Investment, each of Messrs. Reik and Getz may be deemed to beneficially own 7,134,743 Shares owned by Bristol Investment, constituting approximately 8.5% of the Shares outstanding.  By virtue of his position as the Chief Investment Officer of Bristol Investment, Mr. Reik has sole voting and dispositive power with respect to the 7,134,743 Shares owned by Bristol Investment by virtue of his authority to vote and dispose of such Shares.  Each of Messrs. Reik and Getz disclaims beneficial ownership of the Shares held by Bristol Investment, except to the extent of his pecuniary interest therein.

(b)           By virtue of his position as the Chief Investment Officer of Bristol Investment, Mr. Reik has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transaction in the Shares since sixty days prior to the date of event by the Reporting Persons.  All of such transactions were effected in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 19, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Bristol Investment Partners, LLC, William J. “Trey” Reik III and Peter L. Getz, dated December 19, 2011.

CUSIP NO. 47009M103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2011

Bristol Investment Partners, LLC

	By:	/s/ William J. “Trey” Reik III
		Name:	William J. “Trey” Reik III
		Title:	Managing Member

/s/ William J. “Trey” Reik III
William J. “Trey” Reik III

/s/ Peter L. Getz
Peter L. Getz

CUSIP NO. 47009M103

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BRISTOL INVESTMENT PARTNERS, LLC

500,000	4.5124	10/19/2011
316,886	5.6726	11/01/2011
350,000	6.9200	11/29/2011
60,668	7.0509	12/02/2011
750,000	6.6577	12/07/2011

WILLIAM J. “TREY” REIK III
None.

PETER L. GETZ
None.